February 3, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa M. Kohl, Attorney-Advisor, Office of Mergers & Acquisitions

Re:	Solazyme, Inc.
Schedule TO-I
Filed January 21, 2015
File No. 005-86676

Ladies and Gentlemen:

Solazyme, Inc. (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 29, 2015, relating to the above-referenced Schedule TO-I of the Company filed January 21, 2015 (the “Schedule TO”).

For ease of review, we have set forth below comments from your letter received, together with the Company’s responses thereto.

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Important Notice, Page 3

1.	You state that the offer is not being made to, nor will Solazyme accept any election to exchange options from or on behalf of option holders in any jurisdiction in which making the offer or accepting any tendered options is illegal or subject to regulatory approval. Please provide your analysis as to how limiting participation in this manner is consistent with Exchange Act Rule 13e-4(f)(8)(i). See Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19, 2008).

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has deleted the above-referenced language from Amendment No. 1 to the Schedule TO-I (“Amendment No. 1”), filed on the date hereof.

Summary Term Sheet, page 5

2.	We note your statement on page 6 that “[e]ligible options are generally those options having an exercise price per share that is greater than $6.79.” (emphasis added) Please disclose the purpose of the “generally” qualifier and clarify which options qualify as eligible options.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has deleted the word “generally” (as referenced above) from Amendment No. 1.

The Offer, page 13

Section 7. Conditions of the Offer, page 18

3.	All conditions must be clearly described such that eligible holders understand what will allow you to terminate the offer. In this regard, please quantify the “significant and adverse change” in your stock price that would trigger the condition in the ninth bullet point on page 19.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has deleted the “significant and adverse change” to our stock price portion of the condition referenced above from Amendment No. 1.

4.	Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. You may not, as the language on page 20 seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and confirms that when a condition is triggered and the Company decides to proceed with the offer anyway, this constitutes a waiver of the triggered condition(s) and that depending on the materiality of the waived condition and the number of days remaining in the offer, the Company may be required to extend the offer and recirculate new disclosure to option holders.

Section 10. Information Concerning Solazyme, Inc., page 23

Certain Financial Information, page 25

5.	We note that you have incorporated by reference the disclosure required by Item 1010(a) of Regulation M-A. However, where financial information is incorporated by reference into tender offer materials, you must at a minimum provide the summary financial information set forth in Item 1010(c) of Regulation M-A in the disclosure document that is disseminated to security holders. See Q&A No. 7 in the Third Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (July 2001). Please revise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has included the summary financial information set forth in Item 1010(c) of Regulation M-A in Section 10 (Information Concerning Solazyme, Inc.) of Amendment No. 1, which is being disseminated to the security holders.

Section 15. Extension of Offer; Termination; Amendment

6.	Please explain the circumstances under which you believe you may provide only oral notice of the amendment or termination of the offer. Alternatively, please revise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has deleted the reference to oral notice of the amendment or termination of the offer, as referenced above, from Amendment No. 1.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter. Please do not hesitate to call me at (650) 780-4777 if you have any questions.

Sincerely,

/s/ Paul Quinlan
Paul Quinlan
General Counsel

cc:	Mr. Jonathan Wolfson, Solazyme, Inc.

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